

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

October 28, 2010

Mr. Peter H. Nielsen
Chief Executive Officer
Bio-Path Holdings, Inc.
3293 Harrison Boulevard, Suite 220
Ogden, UT 84403

      Re: Bio-Path Holdings, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 31, 2010
              File No. 000-53404

Dear Mr. Nielsen:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Jennifer Thompson
              Branch Chief